Filed pursuant to Rule 433
Issuer Free Writing Prospectus
Supplementing the Preliminary
Prospectus Supplement
dated September 22, 2009
(To Prospectus dated June 2, 2008)
Registration File No. 333-151352
NEWS from
808 Travis, Suite 1320
Houston, Texas 77002
(713) 780-9494
fax (713) 780-9254

Contact:	Traded: NYSE (GDP)

Robert C. Turnham, Jr., President	IMMEDIATE RELEASE
David R. Looney, Chief Financial Officer
GOODRICH PETROLEUM PRICES $190 MILLION OF CONVERTIBLE NOTES
Houston, Texas — September 22, 2009. Goodrich Petroleum Corporation (“the Company”) (NYSE: GDP) today announced the pricing of $190 million of 5% convertible senior notes. The offering size was increased to $190 million in aggregate principal amount based on market demand. The underwriters for the offering will also have the option to purchase up to $28.5 million principal amount of additional notes solely to cover over-allotments, if any.
The notes will pay interest semi-annually at a rate of 5% per annum. Holders of the notes may elect to convert their notes under certain circumstances. Upon conversion, the Company will deliver to such converting holders either shares of the Company’s common stock, or a combination of cash and shares, at its election. The initial conversion rate will be 28.8534 shares of the Company’s common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $34.6580 per share of common stock), subject to adjustment in certain circumstances. The initial conversion price represents a premium of 30% over the last reported sales price of the Company’s common stock of $26.66 per share.
The Company intends to use a portion of the net proceeds of approximately $183.525 million from the offering to repay its $75 million second lien term loan and all amounts outstanding under its senior credit facility. The remainder of the net proceeds will be used for general corporate purposes. If the underwriters exercise their over-allotment option to purchase additional notes, the Company will use the proceeds from such sale of additional notes for general corporate purposes.
J.P. Morgan Securities Inc. is acting as sole book-running manager for the offering. Jefferies & Company, Inc. is acting as joint lead manager. In addition, Howard Weil Incorporated, Johnson Rice & Company L.L.C., Raymond James & Associates, Inc., Tudor, Pickering, Holt & Co. Securities Inc., BBVA Securities Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., Wells Fargo Securities, LLC, Capital One Southcoast, Inc., Macquarie Capital (USA)

Inc., Pritchard Capital Partners, LLC, Simmons & Company International, RBC Capital Markets Corporation, SMH Capital Inc., and SunTrust Robinson Humphrey, Inc. are co-managing underwriters for the offering.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
The Company has filed a registration statement (including Preliminary Prospectus Supplement dated September 22, 2009 and an accompanying Prospectus dated June 2, 2008) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the relevant Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, call toll-free 1-866-430-0686.
This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying Prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying Prospectus.
Certain statements in this news release regarding future expectations and plans for future activities may be regarded as ‘forward-looking statements’ within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. They are subject to various risks, such as financial market conditions, planned capital expenditures, the market prices of oil and gas, operating hazards, drilling risks, legislative and regulatory changes, and the inherent uncertainties in interpreting engineering data relating to underground accumulations of oil and gas, as well as other risks discussed in detail in the preliminary prospectus supplement, the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10-Q for quarter ended June 30, 2009 and those set forth from time to time in the Company’s filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.
Goodrich Petroleum Corporation is an independent oil and gas company engaged in the exploration, exploitation, development and production of oil and natural gas properties primarily in East Texas and Northwest Louisiana.